News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate distribution
30 January 2009

REED ELSEVIER 2008 FINAL DIVIDEND PAYMENT TIMETABLE

The payment timetable for Reed Elsevier 2008 final dividends will be as follows:

REED ELSEVIER PLC
	Reed Elsevier PLC	Reed Elsevier PLC
	Ordinary shares	ADRs
Proposal announced	19 February 2009	19 February 2009
Declaration (at AGM*)	21 April 2009	21 April 2009
Ex-dividend date	22 April 2009	22 April 2009
Record date	24 April 2009	24 April 2009
Payment date	22 May 2009	1 June 2009
REED ELSEVIER NV
	Reed Elsevier NV Ordinary shares	Reed Elsevier NV ADRs
Proposal announced	19 February 2009	19 February 2009
Declaration (at AGM*)	22 April 2009	22 April 2009
Ex-dividend date	24 April 2009	24 April 2009
Record date	28 April 2009	28 April 2009
Payment date	22 May 2009	1 June 2009

*The Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV will be held on Tuesday 21 April and Wednesday 22 April in London and Amsterdam respectively.

- ENDS -

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Notes to Editors

About Reed Elsevier

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Analytics, and Business sectors. The group employs more than 35,000 people, including approximately 20,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.